SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 26, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on April 26, 2012 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/2012/0426/LTN20120426821.pdf with respect to its first quarterly financial report of 2012.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: April 26, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2012

Summary

The 2012 first quarterly financial report of China Southern Airlines Company Limited (the “Company”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09(1) and 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

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1	Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant that this report does not contain any inaccurate or misleading statements or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

1.2	All the Directors attended the Board meeting.

1.3	The first quarterly financial report of the Company is unaudited.

1.4	Mr. Si Xian Min (Chairman), Mr. Tan Wan Geng (Chief of Accounting Work and General Manager of the Company), Mr. Xu Jie Bo (Chief Financial Officer of the Company) and Mr. Lu Hong Ye (Chief of the Accounting Department and General Manager of the Finance Department of the Company) declare that they warrant the truthfulness and completeness of the financial report contained in this quarterly report.

2	Basic particulars of the Company

2.1	Major accounting data and financial indicators (Currency: RMB)

	At the end of the reporting period	At the end of the previous year	Increase/decrease recorded at the end of the reporting period as compared to the end of the previous year (%)
Total assets (million)	132,302	129,260	2.35
Owner’s equity (or shareholders’ equity) (million)	32,403	32,078	1.01
Net assets per share attributable to the shareholders of the Company	3.30	3.27	0.92
	From the beginning of the year to the end of the reporting period		Increase/decrease compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (million)	879		-55.22
Net cash flow per share from operating activities	0.09		-55.22

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	Reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease recorded in the reporting period as compared to the corresponding period of the previous year(%)
Net profit attributable to the shareholders of the Company (million)	319	319	-74.19
Earnings per share – Basic	0.03	0.03	-74.19
Earnings per share – Basic, after deducting non-operating profit/loss	0.03	0.03	-72.99
Earnings per share – Diluted	0.03	0.03	-74.19
Weighted average return on net assets (%)	0.99	0.99	Decreased by a percentage of 3.50
Weighted average return on net assets after deducting non-operating profit/loss (%)	1.01	1.01	Decreased by a percentage of 3.38
Items and amounts of non-operating profit/loss subject to deduction (Unit: Million; Currency: RMB)
Items		Amount
Gain/loss from disposal of non-current assets		3
Other net non-operating income		-13
Effect of the adjustments on taxation		3
Total		-7

2.2	Number of shareholders and particulars of the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions at the end of the reporting period

Unit: Share

Total number of shareholders at the end of the reporting period(shareholders)		282,691
Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions held at the end of the reporting period	Type of shares
China Southern Air Holding Limited	3,300,000,000	RMB Ordinary shares
HKSCC Nominees Limited	1,750,225,398	Overseas listed foreign shares
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares
Anhui Conch Venture Investment Co., Ltd. (安徽海螺創業投資有限責任公司)	176,600,000	RMB Ordinary shares
Ping An Life Insurance Company of China, Ltd.– Traditional-Ordinary Insurance Product (中國平安人壽保險股份有限公司–傳統–普通保險產品)	159,000,000	RMB Ordinary shares
Zhong Hang Xin Gang Guarantee Co., Ltd. (中航鑫港擔保有限公司)	159,000,000	RMB Ordinary shares
Wuhu Rui Jian Investment Consulting Co., Ltd. (蕪湖瑞健投資諮詢有限公司)	149,200,000	RMB Ordinary shares
Zhao Xiaodong (趙曉東)	114,484,404	RMB Ordinary shares
National Social Securities Fund 501 Group (全國社保基金五零一組合)	90,000,000	RMB Ordinary shares
Taiping Life Insurance Co., Ltd..– Traditional-Ordinary Insurance Product 022L-CT001 Shanghai (太平人壽保險有限公司–傳統–普通保險產品–022L-CT001滬)	80,000,000	RMB Ordinary shares

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§3 Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

√Applicable  ☐Not applicable

3.1.1. Items which have experienced major changes in the consolidated balance sheet:

Unit: million Currency: RMB

Item	Balance at the end of the reporting period	Balance at the end of the previous year	Increase/ decrease ratio	Main reason(s) for the change
Short-term loans	10,752	6,925	55%	Mainly due to the increase of short-term loans during the reporting period.
Employee benefits payable	1,302	2,319	-44%	Mainly due to the payments of performance bonus accrued in 2011 during the reporting period.

3.1.2. Items which have experienced major changes in the consolidated income statement:

Unit: million Currency: RMB

Item	Amount during the reporting period (January-March 2012)	Amount during the corresponding reporting period of the previous year(January-March 2011)	Increase/decrease ratio	Main reason(s) for the change
Financial expenses	263	-273	196%	Mainly due to the decrease of net exchange gain as a result of the slowdown of appreciation of RMB against USD during the reporting period.
Operating profit	324	1,628	-80%	Mainly due to the increase of costs such as jet fuel cost and the decrease of net exchange gain as a result of slowdown of appreciation of RMB against USD during the reporting period.
Non-operating income	346	176	97%	Mainly due to the increase of government grants during the reporting period.
Income tax expense	145	377	-62%	Mainly due to the decrease of income before tax during the reporting period.

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3.1.3 Items which have experienced major changes in the consolidated cash flow statement:

Unit: million Currency: RMB

Item	Amount during the reporting period (January-March 2012)	Amount during the corresponding reporting period of the previous year(January-March 2011)	Increase/ decrease ratio	Main reason(s) for the change
Cash received relating to other operating activities	285	56	409%	Mainly due to the increase of government grants during the reporting period.
Cash received relating to other investing activities	3,500	1,040	237%	Mainly due to the redemptions of wealth management products during the reporting period.
Cash paid to and for employees	3,898	2,748	42%	Mainly due to the payments of performance bonus accrued in 2011 during the reporting period.
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	4,252	1,992	113%	Mainly due to the increase of aircraft advance payment during the reporting period.
Cash received from borrowings	8,147	3,707	120%	Mainly due to the increase of borrowings for aircraft advance payment and the repayment of borrowings during the reporting period.
Cash repayments of borrowings	6,312	4,492	41%	Mainly due to the repayments of borrowings and obligations under finance leases due during the reporting period.
Cash paid for dividends, profit distributions or interest	415	304	37%	Mainly due to the increase of interest expenses of borrowings during the reporting period.

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☐Applicable  √Not applicable

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3.3	Performance of the undertakings by the Company, its shareholders and beneficial owners

√Applicable  ☐Not applicable

Type of Undertakings	Contents of Undertaking	Performance Status
Share Reform Undertaking

(1)    CSAHC will not deal in or transfer any shares of the Company it holds within 36 months from the effective date of the Share Reform Plan;

(2)    At the annual general meetings of the Company for the years from 2007 to 2009, CSAHC will propose the Company to distribute dividends in cash and would vote in favor of such proposal, so that the percentage of average annual cash dividend the Company distributes from 2007 to 2009 will not be less than 50%, i.e. the ratio of the aggregate cash dividend to be distributed in the three years from 2007 to 2009 to the cumulative total of profits distributable to the shareholders in those years will not be less than 50%;

(3)    Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system.

This undertaking has been fully implemented.
Issuance Undertaking

Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC (the controlling shareholder of the Company) subscribed for 721,150,000 H Shares on 21 August 2009 through the non-public issuance and undertook not to transfer the H shares within a period of 12 months from the date of issuance.

This undertaking has been fully implemented.

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Other undertakings toward the medium-sized and minority shareholders of the Company

1.     The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC.

2.      In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement.

3.      In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the cost and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: A. any production losses arising from the lack of title certificates, B. any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2012 and would compensate the Company for any losses arising from the undertakings.

4.      The relevant undertakings under the Financial Services Framework Agreement between the Company and SA Finance:

a.       SA Finance is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

b.       The operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

c.        In respect of the Company's deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company;

d.        As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

These undertakings are in the course of being implemented.

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3.4	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐Applicable  √Not applicable

3.5	The implementation of cash dividends policy during the reporting period

The Board recommends the profit distribution proposal for the year 2011: proposed to declare a cash dividend of RMB1,963,513,400, or RMB2.00 per 10 shares (inclusive of applicable tax) based on the total number of 9,817,567,000 shares of the Company. The profit distribution proposal is subject to shareholders’ approval at the general meeting.

By order of the Board

China Southern Airlines Company Limited

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 April 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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